Consent of Independent Auditors'

          The Board of Directors
          North Fork Bancorporation:

          We consent to the inclusion of our report dated October 21, 1996, with respect to the consolidated statements of condition of North Side Savings Bank and subsidiaries as of September 30, 1996 and 1995, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended September 30, 1996, which report appears in the Form 8-K of North Fork Bancorporation, Inc. dated January 14, 1997.

          Our report refers to a change in accounting for certain investments in debt and equity securities.

          (signed) KPMG Peat Marwick LLP

          New York, New York
          January 13, 1997